Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Financial Editors:
     Westport Reports Third Quarter Financial Results

     ~Company reports 24% Increase in Year Over Year Revenue~

     VANCOUVER, Feb. 11 /CNW/ - Westport Innovations Inc.
(TSX:WPT/Nasdaq:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the third quarter of fiscal 2010 ended December 31, 2009, and provided an update on operations. All figures are in Canadian dollars based on Canadian GAAP unless otherwise stated.

     Third Quarter Financial and Business Highlights

     - Reported consolidated revenues of $38.4 million for the quarter ended
December 31st compared to $31.1 million for the same period last year, an increase of 24%.
     - Reported consolidated revenues of $95.0 million and $95.6 million for the nine months ended December 31, 2009 and 2008 respectively, a decrease of
1%.
     - Reported a record quarter of revenue for Cummins Westport Inc. (CWI)
with 1,162 natural gas engines for total revenue, including parts, of $34.8 million
     - Reported net loss of $7.3 million ($0.21 loss per share) for the quarter ending December 31, 2009 compared to a net loss of $8.9 million ($0.28 loss per share) for the same period last year.
     - Reported a net loss of $25.5 million ($0.78 loss per share) compared to
$11.7 million ($0.39 loss per share) for the nine months ended December 31,
2009 and 2008, respectively. Included in the nine months ended December 31,
2008 are net gains from the sale of investments of $12.1 million ($14.5 million pre-tax).
     - Reported a cash and short term investments balance as at December 31,
2009 of $107.2 million compared to $82.6 million as at March 31, 2009.
     - Westport announced cooperation with Volvo to develop & supply natural gas fuel systems for heavy duty engines
     - Westport completed financing with $57.5 million in net proceeds
     - Kenworth Truck Company announced the introduction of the Kenworth T800 short hood and W900S models featuring the Cummins Westport ISL G natural gas engine

     "This was a pivotal quarter for Westport with strong revenue growth, a successful financing and an agreement to develop natural gas engines with a global brand in Volvo," said David Demers, Westport's CEO. "Westport builds its strength through teamwork and a cornerstone partnership was announced in the third quarter with Volvo to become a Tier 1 Development Supplier for its heavy duty natural gas engines. The cooperation reflects both the global growth of natural gas engines in concert with Westport's proven technology leadership position in heavy duty natural gas engines."
     "Adding to the excitement with Volvo, Westport added $57.5 million to its balance sheet and reported a cash and short-term investment balance of over
$107 million as at December 31, 2009. Our capital position and the globalization of natural gas engine technology provide a launch pad for new products in new markets while helping build Westport through sales and strategic partnerships and potential acquisitions."

     Third Quarter Fiscal Year 2010 Financial Results in Detail

     Westport's consolidated revenue for the three months ended December 31,
2009 grew 24% to $38.4 million from $31.1 million in the same quarter in the prior year primarily because of higher shipments of CWI engines and higher parts revenue. CWI product revenue was $27.8 million on 1,162 units shipped, up 38% from $20.2 million on 768 units shipped, primarily because of higher engine shipments, higher parts revenue and higher kits revenue. CWI parts revenue increased from $5.6 million to $7.0 million, or 25%, with a one-time adjustment of $0.7 million arising from CWI negotiating new annual pricing on certain parts. Non-CWI revenues included $0.9 million from the sale of BTIC
Westport Inc. (BWI) SI tanks to customers in China and totalled $3.6 million on 40 HD LNG systems shipped compared to $5.3 million in the comparative quarter when 56 HD LNG systems were shipped. Consolidated revenue increased
42% on a US dollar basis but was negatively impacted by a change in the average foreign exchange rate.
     For the nine months ended December 31, 2009 and 2008 respectively, consolidated revenue was $95.0 million and $95.6 million, respectively, a decrease of 1%. CWI revenues were up $4.1 million, or 5%, to $88.3 million on
2,809 units shipped, from $84.2 million on 3,236 units shipped. The increase was caused by an increase in parts revenue of $5.0 million offset by a reduction in product revenue of $0.9 million. Non-CWI revenues were $6.7 million compared to $11.4 million in the same period in the prior year on 68 units shipped compared to 126 units shipped to date year over year. As a reminder, Westport does not include engine kit shipments to India and Cummins
India Limited in its units shipped count.
     Net loss for the three months ended December 31, 2009, was $7.3 million, or $0.21 per share, which compares to a net loss of $8.9 million, or $0.28 per share, in the three months ended December 31, 2008. Our 50% share CWI net income increased from $0.1 million to $2.9 million. The increase was primarily the result of increased product revenue, parts revenue and kit revenue offset by an increase in customer related policy expense (included in sales and marketing expense). Non-CWI operating expenses (research and development, general and administrative, and sales and marketing) decreased by $0.6 million primarily because of decreased field service, current product support and operational costs associated with our assembly centre, but were offset by $1.5 million in lower gross margins from lower sales volumes of HD LNG systems and an increase in other net expenses of $0.3 million.
     For the nine months ended December 31, 2009 and 2008, net loss was $25.5 million, or $0.78 per share, and $11.7 million, or $0.39 per share, respectively. Included in the nine months ended December 31, 2008 period is
$12.1 million in net gains from the sale of investments. Net loss for the nine months ended December 31, 2008 without the inclusion of realized gains on the sale of investments is $23.7 million reflecting an increase of net losses of approximately $1.8 million year over year. Our 50% share of CWI has increased to $4.6 million from $3.1 million primarily because of lower warranty expenses as a result of warranty adjustments recorded in the nine month period of the previous fiscal year of $3.9 million associated primarily with the L Gas and
ISL G engines which compares to $1.0 million in favourable warranty adjustments in the current year to date.
     Our cash and short-term investments balance as at December 31, 2009 was
$107.2 million compared to $82.6 million as at March 31, 2009. In the nine months ended December 31, 2009, we raised approximately $57.5 million in net proceeds from our public offering.

     Cummins Westport Inc. (CWI) Business Unit Highlights

     This was a record revenue quarter for CWI. During the quarter, CWI shipped 1,162 natural gas engines for total revenue, including parts, of $34.8 million. Strong ISL G orders from the bus market and refuse truck market drove the majority of the demand during the quarter.
     OEM adoption continues to grow with CWI as Kenworth formally announced the availability of the ISL G in their T800 short hood and W900S models. These truck models are focused on vocational, municipal, and pickup and delivery applications.

     Westport Global Heavy Duty Business Unit Highlights

     Westport's heavy-duty business rolls ahead adding 40 HD LNG systems in the quarter, bringing the year to date total to 68 units. Revenues for heavy-duty for the quarter ended December 31, 2009 were $2.7 million on 40 LNG systems shipped compared to $5.3 million in the prior year when 56 LNG systems were shipped. Sales in both the current and comparative quarters were mainly to port customers.
     In addition to current activity at the Ports and related sales of HD engines on the Cummins platform, Volvo has entered into an agreement with
Westport as a Tier 1 Development Supplier for its heavy duty natural gas engines and associated supply chain. Westport will supply its Westport HD technology and work together with the Gothenburg, Sweden truck, bus and engine manufacturer to qualify appropriate suppliers consistent with Volvo volume and quality expectations. The new natural gas engines are expected to meet future
European emission requirements.

     Results Conference Call

     To coincide with the disclosure, Westport has scheduled a conference call for Thursday, February 11, 2010 at 2:00 pm Pacific Time (5:00 pm Eastern
Time). The public is invited to listen to the conference call in real time or by replay. To access the conference call by telephone, please dial:
866-226-1793 (North America Toll-Free) or 416-340-2218. To access the conference call replay after the call, please dial 416-695-5800 or
800-408-3053 using the pass code 4743648. The replay will be available until
February 25, 2010; however, the webcast will be archived on the Company's website. The real time webcast of the conference call can be accessed on the
Westport website at www.westport.com by selecting "Investors" and then
"Investor Overview" from the main menu. Replays will be available in streaming audio on the same website after the conclusion of the conference call.
     To view Westport's full Third Quarter FY2010 financials, please point your browser to the following link:
http://www.westport.com/investor/financial.php.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. The Westport GX engine and LNG system for heavy-duty Class 8 trucks offers class-leading emissions and allows trucking fleets to move to lower-cost, domestically available natural gas. Cummins
Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport
Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts.
     www.westport.com

     This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of celan air plans at the Port of Los Angeles and
Long Beach, the acceptance of natural gas vehicles in fleet markets, the relaxation of waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

     %SEDAR: 00004375E %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Vice President,
Investor Relations & Communications, Westport Innovations Inc., Phone: (604)
718-2046, Email: invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 16:05e 11-FEB-10